Exhibit 21.1

List of Subsidiaries of

Revolution Medicines, Inc.

Name	Jurisdiction of Incorporation or Organization
EQRx, LLC	Delaware
Revolution Medicines Netherlands B.V.	Netherlands
Revolution Medicines Switzerland GmbH	Germany
Revolution Medicines Japan KK	Japan
Verum Norte Therapeutics, Inc.	Delaware
Warp Drive Bio, Inc.	Delaware